Exhibit 12.1

Innophos, Inc.

Calculation of the Ratio of Earnings to Fixed Charges

											Innophos Inc.
	Year Ended December 31,						January 1, 2004 to August 13,		August 14, 2004 to December 31,		August 14, 2004 to September 30,		As of September 30,
(dollars in millions)	2001		2002		2003		2004		2004		2004		2005
Earnings
Income (loss) before provisions for income taxes	$33,809		$53,624		$11,861		$24,262		$(4,481)		$(2,026)		$7,620
Plus: fixed charges	12,858		5,939		5,536		3,879		11,689		3,778		25,770

	$46,667		$59,563		$17,397		$28,141		7,208		$1,752		33,390

Fixed Charges:
Gross Interest expense	10,856		4,242		3,530		3,098		11,224		3,623		25,053
Estimate of the interest within operating leases	2,002		1,697		2,006		781		465		155		717

	$12,858		$5,939		$5,536		$3,879		$11,689		3,778		25,770

Ratio of earnings to fixed charges	3.6	x	10.0	x	3.1	x	7.3	x	0.6	x	0.5	x	1.3	x